March 31, 2015

Catherine Courtney Gordon

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Ms. Gordon:

On January 20, 2015, Advisers Investment Trust (the “Trust”) filed Post-Effective Amendment No. 28 to the Trust’s Registration Statement under the Securities Act of 1933 (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 to add a new series, River Canyon Total Return Bond (the “Fund”), to the Trust. On March 10, 2015, you provided oral comments. The following is a summary of our understanding of your comments and the response from the Trust.

1. Comment - Prospectus Pages 2 and 6. The use of derivatives in described in the summary of the Fund’s principal strategy on page 2, but is not described in the statutory prospectus on page 6. Please add derivatives disclosure to page 6.

Response: Additional disclosure has been added to page 7 describing the Fund’s use of derivatives.

2. Comment – Prospectus Pages 2 and 6. The derivatives disclosure in the prospectus focuses on swaps. If the use of other types of derivatives is part of the Fund’s principal investment strategy, please add additional disclosure discussing the use of those derivatives.

Response: The disclosure on pages 2 and 7 has been revised to include a discussion of all derivatives used by the Fund.

3. Comment – Prospectus Page 2. Disclosure in the first paragraph states that Fund will invest in “fixed income derivatives (including options, … )”. Explain why you consider options to be fixed income derivatives.

Response: The Fund’s Adviser considers options to be a fixed income derivative because, similar to other fixed income derivatives, the value of an option is based upon an underlying asset. In addition, most financial services industry definitions of fixed income derivatives include options.

The Trust has authorized me to convey to you that it acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

cc:	Dina Tantra

Dana Gentile